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SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12
CB BANCSHARES, INC.
(Name of Registrant as Specified in Its Charter)
CENTRAL PACIFIC FINANCIAL CORP.
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):
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☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED MAY 16, 2003

Dear Fellow CB Bancshares, Inc. Shareholder:

        On May 9, 2003, we announced a new and enhanced offer to merge with CB Bancshares, or CBBI, increasing our cash portion of our original proposal. The terms of our new offer include $24.50 in cash and 1.7606 shares of Central Pacific Financial Corp, or CPF, common stock in exchange for each share of CBBI common stock, subject to certain conditions, which when adjusted for the effect of the 10% stock dividend CBBI announced on April 29, 2003, would result in an offer of $22.27 in cash and 1.6005 shares of CPF common stock. We plan to complete this new offer by means of an exchange offer. The detailed terms and conditions of the exchange offer will be set forth in CPF's prospectus, which will be separately mailed to CBBI shareholders in the future.

        At the special meeting scheduled for May 28, 2003, CBBI is asking shareholders to vote on a proposal initiated in response to our original offer, which we rescinded, revoked and withdrew on May 9, 2003.

        As a CBBI shareholder, and pursuant to agent designations submitted by fellow shareholders of CBBI, we have called a special meeting, the purpose of which is to allow CBBI shareholders to vote on a proposal related to our new offer. This special meeting will be held on Thursday, June 26, 2003, at 11:00 a.m. at the Hilton Hawaiian Village, Honolulu, Hawaii. Proxy materials describing our new offer and what shareholders will be asked to vote upon at the June 26, 2003 special meeting will be separately mailed to CBBI shareholders in the near future.

        THIS PROXY STATEMENT ONLY RELATES TO THE MAY 28, 2003 SPECIAL MEETING.

        If you have any questions concerning the enclosed proxy statement, please contact our Information Agent, MacKenzie Partners, toll free at (800) 322-2885. We thank you in advance for your support.

Sincerely,
Clint Arnoldus Chairman President and CEO Central Pacific Financial Corp.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE MAY 28, 2003 SPECIAL MEETING AND IS NEITHER A REQUEST FOR THE TENDER OF SHARES OF CBBI COMMON STOCK NOR AN OFFER OF SHARES OF CPF COMMON STOCK. THE EXCHANGE OFFER WILL BE MADE ONLY BY MEANS OF THE CPF PROSPECTUS AND LETTER OF TRANSMITTAL WHICH WILL BE SEPARATELY MAILED TO CBBI SHAREHOLDERS IN THE FUTURE.

Vote Required

        Based on currently available public information, a quorum will exist at the May 28, 2003 special meeting if the holders of a majority of the number of shares of CBBI common stock outstanding and entitled to vote at the special meeting are present in person or by proxy. If a quorum is present, our old proposal will require the affirmative vote of at least a majority of the votes eligible to be cast. Consequently, shares that are not voted in favor of our old proposal will be counted as a "NO" vote. Under Hawaii law, however, we will not be able to vote our shares at the special meeting.

Method of Counting Votes

        The holders of a majority of the number of shares of CBBI common stock outstanding and entitled to vote at the special meeting must be represented in person or by proxy in order to constitute a quorum for the transaction of business. Abstentions will be included for purposes of determining whether a quorum exists, but broker non-votes will not. After a quorum is determined to exist at the special meeting, abstentions or broker non-votes with respect to our old proposal will have the same effect as a "no" vote. Broker non-votes occur when brokers do not receive voting instructions from their customers on non-routine matters and consequently have no discretion to vote on those matters.

[FORTHCOMING]

INFORMATION ABOUT CBBI

        CBBI is an Hawaii corporation with its principal executive offices located at 201 Merchant Street, Honolulu, Hawaii 96813. The telephone number of CBBI is (808) 535-2500.

        CBBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, must file reports and other information with the Securities and Exchange Commission, or SEC. Reports, proxy statements and other information filed by CBBI may be obtained for free on the SEC website at http://www.sec.gov and directly from the SEC, upon payment of the SEC customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above.

INFORMATION ABOUT CPF

        CPF is the bank holding company of Central Pacific Bank, or the Bank. The Bank is a full-service commercial bank that has 24 banking offices and 76 ATMs located throughout the State of Hawaii. The Bank's administrative and main offices are located in Honolulu, and there are 19 other branches on the island of Oahu. In addition, the Bank operates one branch on the island of Maui, one branch on the island of Kauai and two branches on the island of Hawaii. Through its network of banking offices, the Bank emphasizes personalized services and offers full range of banking services to small and medium-sized businesses, professionals and individuals in Hawaii.

        CPF's principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813 and its telephone number is (808) 544-0500.

        We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, must file reports and other information with the SEC. Reports, proxy statements and other information filed by CPF may be obtained for free on the SEC website at http://www.sec.gov and directly from the SEC, upon payment of the SEC customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above.

OTHER INFORMATION

        Certain directors, executive officers, employees and other representatives of CPF who may also assist MacKenzie Partners in soliciting proxies are listed on the attached Schedule I. Schedule II sets forth certain information, as made available in public documents, regarding CBBI shares held by CBBI's principal shareholders and its management.

        This proxy statement is neither a request for the tender or exchange of CBBI shares nor an offer with respect thereto. Our proposed exchange offer is being made only by means of the proposed exchange offer, as filed with the SEC.

SCHEDULE I

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

        The following tables set forth the name of (i) each director and executive officer of CPF and (ii) other representatives who may also assist MacKenzie Partners in soliciting proxies from CBBI shareholders. Unless otherwise noted, each person's business address is 220 South King Street, Honolulu, Hawaii 96813. None of the officers, directors or employees of CPF will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

Name	Business Address	Principal Occupation for the Past Five Years	Age
Clint Arnoldus	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Chairman, President and Chief Executive Officer of CPF (2002 - present); President and Chief Operating Officer of Central Pacific Financial Corp. (2002); Chairman, President and Chief Executive Officer, Community Bank (1998 - 2001); Chairman, President and Chief Executive Officer, The Bank of New Mexico (1996 - 1998)	55
Neal K. Kanda	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Vice President, and Treasurer of CPF (2002 - present) ;Vice President and Treasurer of the Company (1991 - 2001); Executive Vice President and Chief Financial Officer of Central Pacific Financial Corp. (2002 - present); Executive Vice President of Central Pacific Financial Corp. (1996 - 2001)	54
Glenn K.C. Ching	Central Pacific Financial Corp 220 S. King Street Honolulu, HI 96813	Vice President and Secretary of CPF (2003); General Counsel and Central Pacific Bank (2002 - present); Associate Counsel and Compliance Officer , Finance Factors Ltd. (1999 - 2002); Partner, Ashford & Wriston, Law Corporation (1998 - 1999)	44
Sherri Y. Yim	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Vice President, Assistant, Treasurer and Assistant Secretary of CPF (2003); Senior Vice President and Controller of Central Pacific Bank (2001); Vice President and Controller of CPF (1995 - 2002)	38
Joseph F. Blanco	P. O. Box 61235 Honolulu, HI 96839-1235	Director of CPF; Real Estate Consultant (2003 - present): Executive Assistant to the Governor and Special Advisor for Technology Development, State of Hawaii (2000 - 2002); Executive Assistant to the Governor, State of Hawaii (1994 - 1999)	49
Alice F. Guild	210 Keeaumoku Street Honolulu, HI 96822	Director of CPF; Retired; Executive Director, The Friends of Iolani Palace (1998 - 2002)	68

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Dennis I. Hirota , Ph.D.	Sam O. Hirota, Inc. 864 S. Beretania Street Honolulu, HI 96822	Director of CPF; President, Sam O. Hirota, Inc. Engineering and Surveying (1986 - present); Registered Professional Engineer and Licensed Professional Land Surveyor	62
Clayton K. Honbo, M.D.	3109 Huelani Place Honolulu, HI 96822	Director of CPF; Retired; Doctor of Obstetrics and Gynecology, Clayton K. Honbo, M.D., Inc. (1977 - 1999)	65
Stanley W. Hong	Waste Management of Hawaii,Inc. 7 Waterfront Plaza, Suite 400 Honolulu, HI 96813	Director of CPF; President, Waste Management of Hawaii, Inc. (2002 - present); Trustee, King Lunalilo Trust Estate (2001 - present); President and Chief Executive Officer, The Chamber of Commerce of Hawaii (1996 - 2001); Attorney-at-Law	66
Paul J. Kosasa	MNS, Ltd., dba ABC Stores 766 Pohukaina Street Honolulu, HI 96813	Director of CPF; President and Chief Executive Officer of MNS, Ltd., dba ABC Stores (1999 - present); Executive Vice President and District Manager of MNS Ltd., dba ABC Stores (1997 - 1998)	45
Gilbert J. Matsumoto	The Matsumoto Group 1060 Young Street Suite 301 Honolulu, HI 96814	Director of CPF; Certified Public Accountant; Principal-President, The Matsumoto Group, Certified Public Accountants (1979 - present)	59
Daniel M. Nagamine	Flamingo Enterprises, Inc. 871 Kapiolani Blvd. Suite #6 Honolulu, HI 96813	Director of CPF; President, Flamingo Enterprises, Inc. (1985 - present); General Partner, Flamingo Pearl City, a limited partnership (1998 - present); Certified Public Accountant (Inactive)	61

OTHER REPRESENTATIVES OF CPF WHO MAY ALSO SOLICIT PROXIES

        Although Bear Stearns does not admit that it or any of its directors, officers, employees or affiliates in a "participant" as defined in Schedule 14A promulgated by the SEC under the Exchange Act, or that Schedule 14A requires that disclosure of certain information concerning them, employees of Bear Stearns may communicate with CBBI's shareholders in a manner that could involve or be deemed to be assisting CPF in soliciting proxies from CBBI's shareholders.

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SCHEDULE II

SHARES OF CBBI COMMON STOCK OWNED BY CPF, ITS DIRECTORS, OFFICERS AND EMPLOYEES, AND BY OTHERS WHO MAY SOLICIT PROXIES

        On the date hereof, CPF beneficially owns for its own account 88,741 shares of CBBI common stock. In addition, officers and directors of CPF own 1,437 shares of CBBI common stock. To the best of our knowledge, no other officers or directors own shares of CBBI common stock or have interests in CBBI.

        The table below sets forth the shares of CBBI common stock purchased by CPF since                , 2003.

Date of Transaction	Number of Shares Purchased	Price Per Share	Party Purchasing	How Transaction Was Effected
2/26/03	700	43.21	CPF	Broker
2/27/03	24,100	44.74	CPF	Broker
03/03/03	12,800	45.97	CPF	Broker
03/04/03	2,500	45.74	CPF	Broker
03/05/03	8,500	45.64	CPF	Broker
03/06/03	1,964	45.60	CPF	Broker
03/07/03	1,244	45.94	CPF	Broker
03/10/03	10,139	45.81	CPF	Broker
03/11/03	8,970	45.99	CPF	Broker
03/12/03	17,424	45.42	CPF	Broker
03/13/03	400	46.00	CPF	Broker

        Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its brokerage business Bear Stearns trades securities of CBBI and has engaged in numerous transactions for its own account and for the accounts of its customers during the past two years. The total number of such transactions during this period was approximately            . Accordingly, it is impracticable to list each such transaction. As of May     , 2003, Bear Stearns and its affiliates were the holders of record of            shares of CBBI common stock, of which            shares of CBBI common stock were held for its own account and            shares of CBBI common stock were held for customer accounts.

        Except as disclosed above and in this proxy statement, neither CPF, its directors, its executive officers nor any of the other persons named in Schedule I above, (i) is the beneficial or record owner of any securities of CBBI or (ii) has purchased or sold any securities of CBBI within the past two years, borrowed any funds for the purpose of acquiring or holding any securities of CBBI, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of CBBI.

        On April 16, 2003, we entered into a voting agreement with TON Finance, B.V., or TON, pursuant to which TON agreed to vote 295,587 shares of its CBBI common stock in favor of the CBBI merger, and other proposals having the intended effect of facilitating such transaction, at any CBBI shareholders' meeting considering or in connection with the solicitation of consents from CBBI shareholders for approval of such transaction. Such shares, when added to the shares we own, represent slightly less than 9.9% of CBBI's outstanding shares. TON has agreed to vote the remaining 52,677 of its CBBI shares in favor of the CBBI merger only after any required shareholder approval under the Hawaii Control Share Acquisitions statute, but until such time retains the right to vote these shares in its discretion. On April 25, 2003, we filed a Schedule 13D, which describes the voting agreement. On May     , 2003, we released TON from all its voting obligations as they relate to proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute, whether at the May 28, 2003

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special meeting or the June 26, 2003 special meeting, and we acknowledge beneficial ownership of those shares for purposes of such a vote.

        Except as disclosed above, there have not been any transactions between CBBI and CPF or any of the other persons named in Schedule I above since the beginning of CBBI's last fiscal year and, other than the proposed acquisition of CBBI described in this document, none of CPF or any of such other persons, or any associate of the foregoing persons or any other person who may be deemed a "participant" in this proxy solicitation has any arrangement or understanding with any person with respect to any future employment by CBBI or its affiliates, or with respect to any future transactions to which CBBI or its affiliates will or may be a party.

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SCHEDULE III

BENEFICIAL OWNERSHIP OF SHARES OF CBBI COMMON STOCK

        Set forth below is information regarding shares of CBBI common stock owned by (i) those persons owning more than 5% of the outstanding shares of CBBI common stock and (ii) directors and executive officers of CBBI as a group. Such information is derived from CBBI's Definitive Proxy Statement for its 2003 Annual Meeting and subsequent filings on Schedule 13D and Schedule 13G, as described in the footnotes below. All percentages are based on the information in CBBI's Definitive Proxy Statement filed with the SEC on March 12, 2003 for its 2003 Annual Meeting ("2003 Annual Meeting Proxy Statement"), which reflects that, as of March 4, 2003, there were 3,902,309 shares of CBBI common stock outstanding.

Security Ownership of Certain Beneficial Owners (2)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
TON Finance, B.V. De Ruyterkade 120 1011 AB Amsterdam, Netherlands	348,265 shares	8.92%
CB Bancshares, Inc. Employee Stock Ownership Plan (1) Pacific Century Trust, Trustee Financial Plaza of the Pacific 111 South King Street Honolulu, Hawaii 96813	265,535 shares	6.80%
Banc Fund IV, V and VI L.P. 208 S. LaSalle St. Chicago, Illinois 60604	195,502 shares	5.01%

(1)
As reported in the 2003 Annual Meeting Proxy Statement, participants in the ESOP are entitled to direct the ESOP Trustee how to vote shares which have been allocated to their respective accounts. In the absence of such direction, such shares will be voted by the Retirement Benefits Committee. The Trustee has sole investment power.

(2)
Each beneficial owner listed in the table certified in its Schedule 13D or Schedule 13G that, to the best of its knowledge and belief, the CBBI Common Stock beneficially owned by it was acquired in the ordinary course of business and not for the purpose of changing or influencing control of CBBI.

Security Ownership of CBBI Management

        The information in the following table is derived from the 2003 Annual Meeting Proxy Statement and shows the ownership of shares of CBBI common stock for the directors and executive officers of

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CBBI. Unless otherwise indicated in a footnote, sole voting and investment power in the shares owned are held either by the named individual alone or by the named individual and his or her spouse.

Name of Directors and Executive Officers	Common Stock Beneficially Owned		Percent of Class
DIRECTORS
ANDRES, DONALD J.	10,386	(6)	*
MIGITA, RONALD K.	50,976	(7)	1.30%
SAY, CALVIN K. Y.	4,730	(1)	*
YOSHIMURA, DWIGHT L.	4,730	(1)	*
MATSUMOTO, COLBERT M.	26,079	(1)(2)(3)	*
TOKIOKA, LIONEL Y.	38,278	(2)(4)	*
YAMASATO, MAURICE H.	4,924	(5)	*
FUCHU, TOMIO	4,730	(1)	*
KURISU, DUANE K.	5,940	(1)	*
SAYAMA, MIKE K.	4,730	(8)	*
EXECUTIVE OFFICERS [NOT DIRECTORS]
LIM, RICHARD C.	32,241	(9)	*
HIRATA, DEAN K.	10,029	(10)	*
TAKEI, JASEN H.	26,538	(11)	*
KUNIMOTO, WARREN Y.	21,239	(12)	*
Directors and Executive Officers as a group (14 persons)	225,836		5.62%
1
These shares include 4,730 shares held under exercisable options.

2
Includes 19,714 shares owned by Island Insurance Co., Ltd. Colbert M. Matsumoto and Lionel Y. Tokioka, directors of CBBI, are also directors of Island Insurance Co., Ltd; as such, they may be deemed to share voting and dispositive power with respect to those 19,714 shares. Messrs. Matsumoto and Tokioka disclaim beneficial ownership of those 19,714 shares.

3
Includes 425 shares owned by Island Holdings, Inc. Profit Sharing 401(k) Plan. Colbert M. Matsumoto is a member of the Administrative Committee of Island Holdings, Inc. Profit Sharing 401(k) Plan; as such, he may be deemed to share voting and dispositive power with respect to those 425 shares. Mr. Matsumoto disclaims beneficial ownership of those 425 shares.

4
Of the 38,278 shares beneficially owned by Lionel Y. Tokioka, 4,730 shares are held under exercisable options. Not included in the 38,278 shares owned by Mr. Tokioka are 1,060 shares owned by Thym, Inc., a related corporation, and 1,492 shares owned by his spouse, as to which he disclaims any beneficial ownership.

5
Of the 4,924 shares beneficially owned by Maurice H.Yamasato, 3,310 shares are held under exercisable options.

6
Of the 10,386 shares beneficially owned by Donald J. Andres, 2,026 shares are owned jointly with his former spouse as to which he shares voting and investment power, 1,210 shares are owned by Mr. Andres, 2,420 shares are owned by a family limited partnership, as to which he exercises sole voting and investment power, and 4,730 shares are held under exercisable options.

Of 50,976 shares beneficially owned by Ronald K. Migita, 19,575 shares are held by a trust with Mr. Migita and his spouse as co-trustees, as to which he shares voting and investment power, 2,966 shares are owned by Mr. Migita and 27,401 shares are held under exercisable options. Of the 2,966 shares owned by Mr. Migita, 1,034 shares are allocated to his account in the ESOP, the voting of which shares he is entitled to direct.

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Of the 4,730 shares beneficially owned by Mike K. Sayama, 4,565 shares are held under exercisable options.

Mr. Lim beneficially owned 32,241 shares, which included 1,513 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 16,862 shares held under exercisable options.

10
Mr. Hirata beneficially owned 10,029 shares, which included 477 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 5,702 shares held under exercisable options.

11
Mr. Takei beneficially owned 26,538 shares, which included 1,004 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 15,902 shares held under exercisable options.

12
Mr. Kunimoto beneficially owned 21,239 shares, which included 878 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 12,784 shares held under exercisable options.

*
Less than 1%.

        Except as otherwise noted, the information concerning CBBI in this proxy statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. CPF disclaims any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by CBBI or any other third party to disclose events that many have occurred any may affect the significance or accuracy of any such information but which are unknown to CPF.

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QuickLinks

INFORMATION ABOUT CBBI
INFORMATION ABOUT CPF
OTHER INFORMATION
SCHEDULE I INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES
OTHER REPRESENTATIVES OF CPF WHO MAY ALSO SOLICIT PROXIES
SCHEDULE II SHARES OF CBBI COMMON STOCK OWNED BY CPF, ITS DIRECTORS, OFFICERS AND EMPLOYEES, AND BY OTHERS WHO MAY SOLICIT PROXIES
SCHEDULE III BENEFICIAL OWNERSHIP OF SHARES OF CBBI COMMON STOCK
Security Ownership of Certain Beneficial Owners (2)
Security Ownership of CBBI Management